UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F     X        Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                 No     X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2005

The Bank of Tokyo-Mitsubishi, Ltd.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

[Contents]

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

1. Consolidated Balance Sheets		21
2. Consolidated Statements of Operations		22
3. Consolidated Statements of Capital Surplus and Retained Earnings		23
4. Non-Consolidated Balance Sheets		24
5. Non-Consolidated Statements of Operations		25
6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		26
	[Consolidated]
7. Financial Results	[Consolidated], [Non-Consolidated]	27
8. Average Interest Rate Spread	[Non-Consolidated]	29
9. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]	29
10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	30

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	31
2. Classification of Risk-Monitored Loans	[Consolidated]	32
3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated]	33
4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	33
5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated]	34
6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated]	34
7. Progress in the Disposal of Problem Assets	[Non-Consolidated]	35
8. Classification of Loans by Type of Industry	[Non-Consolidated]	40
9. Loans and Deposits	[Non-Consolidated]	41
10. Domestic Deposits	[Non-Consolidated]	41
11. Number of Employees	[Non-Consolidated]	41
12. Number of Offices	[Non-Consolidated]	41
13. Status of Deferred Tax Assets	[Non-Consolidated]	42
14. Employees’ Retirement Benefits	[Non-Consolidated]	43
15. Earning Projections for the Fiscal Year Ending March 31, 2006	[Consolidated], [Non-Consolidated]	44
	[Non-Consolidated and subsidiaries]

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease)

(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Assets:
Cash and due from banks	7,833,571	5,840,013	1,993,558
Call loans and bills bought	713,930	953,941	(240,010)
Receivables under resale agreements	500,490	1,409,963	(909,472)
Receivables under securities borrowing transactions	5,102,272	4,603,993	498,278
Commercial paper and other debt purchased	1,971,327	1,297,241	674,085
Trading assets	7,218,616	6,296,997	921,618
Money held in trust	449,476	462,424	(12,948)
Investment securities	22,877,391	20,960,352	1,917,039
Allowance for losses on investment securities	(1,174)	(1,923)	748
Loans and bills discounted	38,785,954	38,017,560	768,394
Foreign exchanges	682,367	553,711	128,655
Other assets	2,617,603	2,450,786	166,817
Premises and equipment	690,479	721,219	(30,740)
Deferred tax assets	372,436	517,036	(144,599)
Customers’ liabilities for acceptances and guarantees	4,395,255	4,233,353	161,901
Allowance for loan losses	(577,043)	(630,054)	53,010

Total assets	93,632,955	87,686,618	5,946,337

Liabilities:
Deposits	57,732,529	55,910,135	1,822,394
Negotiable certificates of deposit	1,724,336	1,528,477	195,859
Debentures	—	265,957	(265,957)
Call money and bills sold	8,671,196	5,993,188	2,678,008
Payables under repurchase agreements	2,635,665	2,812,279	(176,613)
Payables under securities lending transactions	2,194,155	1,571,280	622,875
Commercial paper	349,534	241,006	108,528
Trading liabilities	3,319,223	2,751,586	567,637
Borrowed money	1,065,189	1,153,916	(88,727)
Foreign exchanges	927,331	1,068,413	(141,082)
Short-term corporate bonds	619,700	300,200	319,500
Bonds and notes	3,565,588	3,350,710	214,878
Bonds with warrants	49,165	50,000	(835)
Other liabilities	2,117,983	2,612,359	(494,376)
Reserve for employees’ bonuses	16,246	13,050	3,195
Reserve for employees’ retirement benefits	36,152	32,140	4,012
Reserve for expenses related to EXPO 2005 Japan	164	97	66
Reserves under special laws	1,457	1,160	296
Deferred tax liabilities	56,358	56,137	220
Deferred tax liabilities on land revaluation excess	124,846	130,408	(5,562)
Acceptances and guarantees	4,395,255	4,233,353	161,901

Total liabilities	89,602,081	84,075,860	5,526,220

Minority interest	386,834	357,087	29,747

Shareholder’s equity:
Capital stock	996,973	871,973	125,000
Capital surplus	806,928	681,928	125,000
Retained earnings	1,346,203	1,256,278	89,925
Land revaluation excess	159,585	167,631	(8,045)
Unrealized gains on securities available for sale	450,852	383,572	67,279
Foreign currency translation adjustments	(116,503)	(107,713)	(8,789)

Total shareholder’s equity	3,644,039	3,253,670	390,369

Total liabilities, minority interest and shareholder’s equity	93,632,955	87,686,618	5,946,337

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Ordinary income:
Interest income:	1,174,862	1,128,672	46,190
Interest on loans and discounts	750,480	768,626	(18,145)
Interest and dividends on securities	230,343	182,125	48,218
Trust fees	17,243	15,974	1,269
Fees and commissions	482,561	427,748	54,813
Trading profits	119,369	133,520	(14,151)
Other business income	177,791	193,403	(15,612)
Other ordinary income	141,688	145,941	(4,252)

Total ordinary income	2,113,517	2,045,260	68,257

Ordinary expenses:
Interest expense:	342,018	312,949	29,069
Interest on deposits	166,601	134,327	32,274
Interest on debentures	351	4,035	(3,684)
Fees and commissions	55,412	52,843	2,568
Trading losses	1,403	—	1,403
Other business expenses	74,332	112,499	(38,167)
General and administrative expenses	874,888	857,740	17,147
Other ordinary expenses	317,898	262,701	55,197

Total ordinary expenses	1,665,953	1,598,735	67,217

Ordinary profit	447,564	446,524	1,039

Special gains	36,745	326,824	(290,078)
Special losses	12,529	29,874	(17,344)

Income before income taxes and others	471,780	743,474	(271,694)

Income taxes-current	68,262	77,438	(9,176)
Income taxes-deferred	99,495	190,905	(91,410)
Minority interest	40,546	45,846	(5,300)

Net income	263,476	429,283	(165,806)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2005(A)	2004(B)	(A) - (B)
Balance of capital surplus at beginning of fiscal year	681,928	681,928	—
Increase:	125,000	—	125,000
Issuance of common stock due to capital increase	125,000	—	125,000

Balance of capital surplus at end of fiscal year	806,928	681,928	125,000

Balance of retained earnings at beginning of fiscal year	1,256,278	858,177	398,100
Increase:	271,596	446,977	(175,381)
Net income	263,476	429,283	(165,806)
Reduction in land revaluation excess	8,119	17,694	(9,574)
Decrease:	(181,670)	(48,877)	(132,793)
Cash dividends	(180,941)	(48,873)	(132,067)
Bonuses to directors of consolidated subsidiaries	(75)	(3)	(71)
Decrease in companies accounted for by the equity method	(654)	—	(654)

Balance of retained earnings at end of fiscal year	1,346,203	1,256,278	89,925

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease)
(in millions of yen)	2005(A)	2004(B)	(A) - (B)
Assets:
Cash and due from banks	7,519,389	5,418,791	2,100,598
Call loans	587,293	838,128	(250,835)
Receivables under resale agreements	70,081	458,662	(388,580)
Receivables under securities borrowing transactions	3,191,355	2,757,662	433,693
Commercial paper and other debt purchased	943,004	457,187	485,817
Trading assets	3,924,110	4,204,602	(280,492)
Money held in trust	402,617	414,457	(11,839)
Investment securities	22,802,738	20,766,910	2,035,828
Allowance for losses on investment securities	(1,174)	(1,923)	748
Loans and bills discounted	35,095,790	34,816,640	279,149
Foreign exchanges	685,012	557,677	127,335
Other assets	1,634,904	1,731,951	(97,046)
Premises and equipment	557,688	580,409	(22,720)
Deferred tax assets	375,901	527,692	(151,791)
Customers’ liabilities for acceptances and guarantees	3,763,603	3,377,138	386,464
Allowance for loan losses	(442,121)	(468,577)	26,455

Total assets	81,110,195	76,437,410	4,672,785

Liabilities:
Deposits	53,192,258	51,819,415	1,372,842
Negotiable certificates of deposit	1,770,742	1,626,476	144,265
Debentures	—	265,957	(265,957)
Call money	1,169,063	2,456,412	(1,287,349)
Payables under repurchase agreements	2,146,605	1,818,440	328,165
Payables under securities lending transactions	669,180	386,061	283,119
Bills sold	6,957,800	3,247,400	3,710,400
Trading liabilities	776,630	800,207	(23,576)
Borrowed money	1,406,074	1,344,764	61,310
Foreign exchanges	927,977	1,068,964	(140,987)
Short-term corporate bonds	619,700	300,200	319,500
Bonds and notes	2,520,525	2,567,140	(46,615)
Other liabilities	1,533,546	2,066,730	(533,184)
Reserve for employees’ bonuses	6,576	6,053	522
Reserve for employees’ retirement benefits	17,731	13,272	4,459
Reserve for expenses related to EXPO 2005 Japan	164	97	66
Reserves under special laws	31	31	—
Deferred tax liabilities on land revaluation excess	124,846	130,408	(5,562)
Acceptances and guarantees	3,763,603	3,377,138	386,464

Total liabilities	77,603,060	73,295,173	4,307,886

Shareholder’s equity:
Capital stock	996,973	871,973	125,000
Capital surplus:	806,928	681,928	125,000
Capital reserve	806,928	681,928	125,000
Retained earnings:	1,096,212	1,041,547	54,664
Revenue reserve	190,044	190,044	—
Voluntary reserves	664,890	475,701	189,188
Unappropriated profit:	241,277	375,801	(134,524)
Net income	227,486	359,754	(132,267)
Land revaluation excess	159,585	167,704	(8,119)
Unrealized gains on securities available for sale	447,436	379,082	68,353

Total shareholder’s equity	3,507,135	3,142,236	364,899

Total liabilities and shareholder’s equity	81,110,195	76,437,410	4,672,785

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2005(A)	2004(B)	(A) - (B)
Ordinary income:
Interest income:	935,883	887,752	48,130
Interest on loans and discounts	566,256	569,937	(3,680)
Interest and dividends on securities	228,556	182,201	46,355
Fees and commissions	239,979	205,938	34,041
Trading profits	66,526	57,961	8,565
Other business income	185,970	205,278	(19,307)
Other ordinary income	110,904	114,075	(3,171)

Total ordinary income	1,539,264	1,471,005	68,259

Ordinary expenses:
Interest expense:	286,885	255,402	31,483
Interest on deposits	148,631	110,763	37,867
Interest on debentures	351	4,035	(3,684)
Fees and commissions	50,340	52,541	(2,201)
Trading losses	1,398	3,221	(1,822)
Other business expenses	88,303	122,362	(34,059)
General and administrative expenses	513,635	505,343	8,291
Other ordinary expenses	259,718	241,912	17,805

Total ordinary expenses	1,200,281	1,180,784	19,496

Ordinary profit	338,983	290,221	48,762

Special gains	21,901	325,586	(303,684)
Special losses	9,730	28,088	(18,357)

Income before income taxes and others	351,154	587,719	(236,565)

Income taxes-current	24,216	44,462	(20,245)
Income taxes-deferred	99,450	183,503	(84,052)

Net income	227,486	359,754	(132,267)

Unappropriated retained earnings brought forward	28,705	16,769	11,936
Reduction in land revaluation excess	8,119	17,694	(9,574)
Interim dividends	23,034	18,416	4,617
Unappropriated retained earnings	241,277	375,801	(134,524)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of March 31, 2005
	Notional principal or contract amount	Market value
Interest rate futures	4,653.6	(0.4)
Interest rate swaps	23,432.7	87.5
Currency swaps etc.	3,492.2	(30.3)
Other interest rate-related transactions	598.9	1.1

Total		57.8

Note	: Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	6,279.9	9,588.5	1,348.5	17,217.1
Receive-floater/pay-fix	2,752.1	2,172.7	1,280.6	6,205.6
Receive-floater/pay-floater	—	10.0	—	10.0
Total	9,032.0	11,771.3	2,629.2	23,432.7

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of March 31, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) -(B)
Interest rate futures	6.9	9.3	(2.4)
Interest rate swaps	183.4	182.2	1.2
Currency swaps etc.	23.6	26.1	(2.4)
Other interest rate-related transactions	0.3	0.2	0.0
Others	1.1	1.1	0.0
Total	215.6	219.1	(3.5)

Note : Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2005 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

	(in millions of yen)
	For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease)
			(B) - (A)
Gross profits	1,422,934	1,500,525	77,590
Net interest income	817,631	834,707	17,075
Trust fees	15,974	17,243	1,269
Net fees and commissions	374,904	427,149	52,244
Net trading profits	133,520	117,965	(15,554)
Net other business income	80,903	103,458	22,555
Net gains (losses) on debt securities	(32,715)	26,547	59,263
General and administrative expenses	810,895	839,802	28,907
Net business profits before provision for formula allowance for loan losses	612,039	660,722	48,683
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	612,039	660,722	48,683
Net non-recurring losses	(165,514)	(213,158)	(47,643)
Credit related costs (2)	(139,284)	(153,029)	(13,745)
Losses on loan charge-offs	(59,979)	(66,384)	(6,404)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(39,549)	(2,648)	36,901
Other credit related costs	(39,754)	(83,997)	(44,242)
Net losses on equity securities	(1,068)	(45,179)	(44,111)
Gains on sales of equity securities	66,779	58,172	(8,606)
Losses on sales of equity securities	(59,219)	(19,756)	39,463
Losses on write-down of equity securities	(8,628)	(83,595)	(74,967)
Equity in profit (loss) of affiliates	(733)	3,002	3,736
Other	(24,428)	(17,951)	6,476

Ordinary profit	446,524	447,564	1,039

Net special gains	296,949	24,216	(272,733)
Gains on loans charged-off (3)	21,402	19,596	(1,805)
Reversal of allowance for loan losses (4)	243,281	12,821	(230,459)
Losses on impairment of fixed assets	(19,740)	(4,727)	15,013
Refund of enterprise taxes by the Tokyo Metropolitan Government	32,141	—	(32,141)
Gains on transfer of the substitutional portion of future pension obligations	26,503	—	(26,503)
Income before income taxes and others	743,474	471,780	(271,694)
Income taxes-current	77,438	68,262	(9,176)
Income taxes-deferred	190,905	99,495	(91,410)
Minority interest	45,846	40,546	(5,300)

Net income	429,283	263,476	(165,806)

Note:

*	Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	103,996	(140,208)	(244,205)
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	125,398	(120,611)	(246,010)
Number of consolidated subsidiaries	132	127	(5)
Number of affiliated companies accounted for by the equity method	23	24	1

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease)
			(B) - (A)
Gross profits	925,311	1,003,295	77,984
Domestic gross profits	510,310	614,557	104,246
Net interest income	427,497	459,518	32,021
Net fees and commissions	93,182	125,177	31,995
Net trading profits	8,410	(1,853)	(10,263)
Net other business income	(18,778)	31,715	50,493
Net gains (losses) on debt securities	(30,104)	23,007	53,111
Non-domestic gross profits	415,000	388,737	(26,262)
Net interest income	206,762	191,342	(15,419)
Net fees and commissions	60,214	64,461	4,246
Net trading profits	46,329	66,981	20,651
Net other business income	101,693	65,952	(35,741)
Net gains (losses) on debt securities	(2,211)	5,187	7,399
General and administrative expenses	458,498	478,997	20,499
Personnel expenses	172,273	172,743	470
Non-personnel expenses	262,415	280,284	17,868
Taxes	23,809	25,969	2,160
Net business profits before provision for formula allowance for loan losses	466,813	524,298	57,485
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	466,813	524,298	57,485
Net non-recurring losses	(176,591)	(185,314)	(8,722)
Credit related costs (2)	(107,187)	(131,285)	(24,098)
Losses on loan charge-offs	(24,592)	(46,168)	(21,575)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(38,273)	(2,334)	35,939
Other credit related costs	(44,321)	(82,783)	(38,462)
Net losses on equity securities	(20,916)	(30,408)	(9,492)
Gains on sales of equity securities	85,756	72,548	(13,207)
Losses on sales of equity securities	(59,515)	(19,479)	40,036
Losses on write-down of equity securities	(47,156)	(83,477)	(36,320)
Others	(48,488)	(23,620)	24,867

Ordinary profit	290,221	338,983	48,762

Net special gains	297,498	12,170	(285,327)
Gains on loans charged-off(3)	21,257	13,381	(7,876)
Reversal of allowance for loan losses (4)	242,574	5,693	(236,880)
Losses on impairment of fixed assets	(19,459)	(3,283)	16,175
Refund of enterprise taxes by the Tokyo Metropolitan Government	32,141	—	(32,141)
Gains on transfer of the substitutional portion of future pension obligations	26,503	—	(26,503)
Income before income taxes	587,719	351,154	(236,565)
Income taxes-current	44,462	24,216	(20,245)
Income taxes-deferred	183,503	99,450	(84,052)

Net income	359,754	227,486	(132,267)

Total credit costs (1)+(2)+(4)	135,386	(125,591)	(260,978)

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	156,644	(112,210)	(268,855)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the year ended March 31,		Increase/ (Decrease)
	2005(A)	2004(B)	(A) - (B)
Total average interest rate on interest-earning assets (a)	1.41	1.50	(0.08)
Average interest rate on Loans and bills discounted	1.62	1.64	(0.02)
Average interest rate on Investment securities	0.91	0.99	(0.07)

Total average interest rate on interest-bearing liabilities (b)	1.08	1.11	(0.03)
Average interest rate on Deposits, NCD and Debentures	0.29	0.22	0.06
Average interest rate on external liabilities	0.37	0.81	(0.44)

Total average interest rate spread (a)-(b)	0.33	0.38	(0.05)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	1.00	1.09	(0.09)
Average interest rate on Loans and bills discounted	1.38	1.44	(0.06)
Average interest rate on Investment securities	0.50	0.51	(0.01)

Total average interest rate on interest-bearing liabilities (b)	0.70	0.78	(0.07)
Average interest rate on Deposits, NCD and Debentures	0.02	0.03	(0.01)
Average interest rate on external liabilities	0.20	0.58	(0.37)

Total average interest rate spread (a)-(b)	0.29	0.31	(0.01)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

    [Consolidated]

	(in millions of yen)
	As of March 31, 2005				As of March 31, 2004
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	17,767	15,793	17,768	1	1,974	3,197	1,223
Securities available for sale	754,261	103,964	866,931	112,669	650,296	792,943	142,647
Domestic equity securities	719,775	112,231	771,220	51,444	607,544	693,953	86,409
Domestic bonds	25,500	40,508	32,137	6,636	(15,007)	21,033	36,041
Other	8,984	(48,775)	63,573	54,588	57,760	77,955	20,195

Total	772,028	119,757	884,699	112,671	652,270	796,141	143,870

Domestic equity securities	719,775	112,231	771,220	51,444	607,544	693,953	86,409
Domestic bonds	41,842	56,462	48,478	6,636	(14,620)	22,638	37,259
Other	10,411	(48,936)	65,000	54,589	59,347	79,548	20,201

    [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005				As of March 31, 2004
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	16,526	15,842	16,527	1	683	1,903	1,220
Stocks of subsidiaries and affiliates	464,643	(28,864)	464,643	—	493,508	493,517	8
Securities available for sale	746,796	108,485	847,629	100,833	638,310	759,175	120,864
Domestic equity securities	706,660	106,770	757,781	51,121	599,889	674,637	74,747
Domestic bonds	25,522	40,561	32,137	6,614	(15,038)	21,002	36,041
Other	14,612	(38,846)	57,710	43,097	53,459	63,535	10,075

Total	1,227,966	95,464	1,328,800	100,834	1,132,502	1,254,596	122,094

Domestic equity securities	769,068	(1,913)	820,189	51,121	770,981	845,729	74,747
Domestic bonds	41,864	56,515	48,478	6,614	(14,651)	22,607	37,258
Other	417,033	40,862	460,132	43,098	376,171	386,259	10,087

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

			(in billions of yen except percentages)
			As of March 31, 2005 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
(1)		Risk-adjusted capital ratio	11.83%	(0.14)%	1.27%	11.97%	10.56%
(2)		Tier 1 capital	3,199.5	323.5	194.2	2,876.0	3,005.3
(3)		Tier 2 capital includable as qualifying capital	2,564.8	149.5	386.4	2,415.3	2,178.4
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	343.6	49.5	109.3	294.0	234.2
	ii)	The amount of land revaluation excess includable as qualifying capital	127.9	(6.1)	(0.7)	134.0	128.7
	iii)	Subordinated debt	1,738.6	229.5	230.8	1,509.0	1,507.8
(4)		Tier 3 capital includable as qualifying capital	—	(30.0)	—	30.0	—
(5)		Deductions from total qualifying capital	243.7	202.0	(199.0)	41.7	442.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	5,520.6	241.0	779.6	5,279.5	4,741.0
(7)		Risk-adjusted assets	46,662.8	2,568.9	1,769.2	44,093.8	44,893.6

[Non-Consolidated]
			(in billions of yen except percentages)
			As of March 31, 2005 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
(1)		Risk-adjusted capital ratio	12.21%	0.02%	1.56%	12.18%	10.65%
(2)		Tier 1 capital	2,733.8	296.3	204.1	2,437.5	2,529.7
(3)		Tier 2 capital includable as qualifying capital	2,396.0	163.7	380.4	2,232.3	2,015.5
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	339.1	51.8	102.2	287.3	236.9
	ii)	The amount of land revaluation excess includable as qualifying capital	127.9	(6.1)	(0.8)	134.1	128.8
	iii)	Subordinated debt	1,697.2	236.1	232.5	1,461.1	1,464.7
(4)		Tier 3 capital includable as qualifying capital	—	(12.4)	—	12.4	—
(5)		Deductions from total qualifying capital	204.7	200.1	(199.5)	4.5	404.3
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,925.2	247.4	784.2	4,677.7	4,140.9
(7)		Risk-adjusted assets	40,308.3	1,933.0	1,455.0	38,375.3	38,853.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	9,603	(13,080)	(7,464)	22,684	17,068
Past due loans	623,652	104,543	(279,559)	519,109	903,212
Accruing loans contractually	10,411	(1,849)	(1,475)	12,260	11,886
past due 3 months or more
Restructured loans	329,590	(179,323)	81,014	508,913	248,575

Total	973,258	(89,708)	(207,484)	1,062,966	1,180,742

Amount of direct reduction	226,487	(74,123)	(47,834)	300,610	274,321

Loans and bills discounted	38,785,954	768,394	(683,748)	38,017,560	39,469,702

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.02%	(0.03)%	(0.01)%	0.05%	0.04%
Past due loans	1.60%	0.24%	(0.68)%	1.36%	2.28%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.03%	0.03%
Restructured loans	0.84%	(0.48)%	0.21%	1.33%	0.62%

Total	2.50%	(0.28)%	(0.48)%	2.79%	2.99%

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,657	(6,519)	(2,731)	15,177	11,389
Past due loans	574,658	129,533	(274,721)	445,124	849,379
Accruing loans contractually	10,005	(1,829)	(811)	11,835	10,816
past due 3 months or more
Restructured loans	329,577	(177,863)	82,481	507,440	247,095

Total	922,898	(56,679)	(195,781)	979,578	1,118,680

Amount of direct reduction	188,207	(55,229)	(40,839)	243,437	229,046

Loans and bills discounted	35,095,790	279,149	(906,168)	34,816,640	36,001,958

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.02%	(0.01)%	(0.00)%	0.04%	0.03%
Past due loans	1.63%	0.35%	(0.72)%	1.27%	2.35%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.03%	0.03%
Restructured loans	0.93%	(0.51)%	0.25%	1.45%	0.68%

Total	2.62%	(0.18)%	(0.47)%	2.81%	3.10%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2. Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	848,873	41,198	(88,294)	807,675	937,168
Overseas*	124,384	(130,907)	(119,189)	255,291	243,574
Asia	7,040	(15,604)	(26,029)	22,645	33,070
Indonesia	2,226	(1,863)	(838)	4,090	3,065
Thailand	2,006	(5,856)	(717)	7,863	2,724
Hong Kong	—	(4,717)	(22,148)	4,717	22,148
Other	2,807	(3,166)	(2,324)	5,974	5,131
United States of America	85,976	(98,083)	(74,911)	184,060	160,888
Other	31,366	(17,218)	(18,248)	48,585	49,615

Total	973,258	(89,708)	(207,484)	1,062,966	1,180,742

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers [Consolidated]
	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	848,873	41,198	(88,294)	807,675	937,168
Manufacturing	85,660	(15,658)	(45,531)	101,319	131,192
Construction	70,158	26,345	30,552	43,813	39,606
Wholesale and Retail	119,171	(70,461)	(147,305)	189,632	266,476
Banks and other financial institutions	64,981	50,037	(671)	14,943	65,652
Real estate	263,185	(12,286)	(7,562)	275,472	270,747
Services	130,513	48,559	62,985	81,953	67,527
Other industries	47,576	27,182	26,458	20,394	21,118
Consumer	67,625	(12,520)	(7,220)	80,146	74,846
Overseas*	124,384	(130,907)	(119,189)	255,291	243,574
Banks and other financial institutions	47,893	(32,694)	(46,779)	80,588	94,673
Commercial and industrial	69,682	(96,747)	(77,636)	166,429	147,318
Other	6,808	(1,465)	5,226	8,274	1,582

Total	973,258	(89,708)	(207,484)	1,062,966	1,180,742

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

3. Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	577,043	(53,010)	(32,085)	630,054	609,129
Formula allowance for loan losses	354,572	(123,518)	47,008	478,090	307,563
Specific allowance for loan losses	222,336	76,282	(74,167)	146,054	296,504
Allowance for loans to specific foreign borrowers	134	(5,774)	(4,926)	5,908	5,061

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	442,121	(26,455)	(13,144)	468,577	455,266
Formula allowance for loan losses	231,678	(118,001)	46,626	349,680	185,052
Specific allowance for loan losses	210,308	97,320	(54,843)	112,987	265,151
Allowance for loans to specific foreign borrowers	134	(5,774)	(4,926)	5,908	5,061

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	577,043	(53,010)	(32,085)	630,054	609,129
Risk-monitored loans (b)	973,258	(89,708)	(207,484)	1,062,966	1,180,742
Coverage ratio (a)/(b)	59.28%	0.01%	7.70%	59.27%	51.58%

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	442,121	(26,455)	(13,144)	468,577	455,266
Risk-monitored loans (b)	922,898	(56,679)	(195,781)	979,578	1,118,680
Coverage ratio (a)/(b)	47.90%	0.07%	7.20%	47.83%	40.69%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	70,868	(20,097)	(606)	90,966	71,475
Claims under high risk	584,335	201,799	(317,706)	382,536	902,042
Claims under close observation	339,582	(179,693)	81,670	519,276	257,912
Total (1)	994,787	2,009	(236,642)	992,778	1,231,430
Normal claims	38,658,695	806,222	(404,134)	37,852,472	39,062,829

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	709,402	33,714	(128,339)	675,687	837,741
Allowance for loan losses	256,955	46,574	(39,823)	210,381	296,779
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	452,446	(12,859)	(88,515)	465,305	540,962
Secured coverage ratio (2)/(1)	71.31%	3.25%	3.28%	68.06%	68.02%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	70,868 [90,966	]	6,196 [5,283	]	—	64,672 [85,683	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	584,335 [382,536	]	198,889 [105,087	]	—	249,164 [210,741	]	59.33 [61.17	% %]	76.67 [82.56	% %]
Claims under close observation	339,582 [519,276	]	51,870 [100,011	]	—	138,608 [168,880	]	25.80 [28.54	% %]	56.09 [51.78	% %]
Sub total (1)	994,787 [992,778	]	256,955 [210,381	]	—	452,446 [465,305	]	47.37 [39.88	% %]	71.31 [68.06	% %]
Normal claims	38,658,695 [37,852,472	]
Total (2)	39,653,482 [38,845,250	]
Sub total (1) / Total (2)	2.50 [2.55	% %]

Note: The upper figures are as of March 31, 2005. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Progress in the Disposal of Problem Assets [Non-Consolidated]

(excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	144.3	150.6	144.9	210.9	38.7	19.0	14.9	6.3	4.1		(2.2)
Claims under high risk	1,053.5	944.9	758.4	538.4	193.6	13.5	10.3	7.4	7.1	5.8		(1.2)

Total	1,327.8	1,089.2	909.0	683.4	404.6	52.3	29.3	22.4	13.5	10.0	(A)	(3.4	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.1
Charge-off	0.0
Other	1.2
Collection of claims	1.1
Improvements in financial status	0.0

Total	3.4	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.7

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	106.8	98.3	94.3	44.0	18.6	17.8	14.7	14.0	11.3		(2.6)
Claims under high risk	635.3	575.4	447.4	269.3	72.5	49.1	30.7	25.5	19.4		(6.0)

Total	742.2	673.7	541.8	313.3	91.2	67.0	45.5	39.6	30.8	(C)	(8.7	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.5
Charge-off	0.1
Other	7.9
Collection of claims	5.9
Improvements in financial status	2.0

Total	8.7	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	10.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	11.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	27.1	25.6	26.4	17.8	11.4	6.7	5.5	3.7		(1.7)
Claims under high risk	257.0	140.1	79.9	47.2	27.9	17.7	14.2	8.8		(5.4)

Total	284.2	165.8	106.3	65.1	39.4	24.5	19.8	12.6	(E)	(7.1	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.9
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.0
Charge-off	0.5
Other	4.6
Collection of claims	2.6
Improvements in financial status	1.9

Total	7.1	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.7

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	57.3	35.4	14.7	12.3	4.7	4.6	4.1		(0.4)
Claims under high risk	315.9	162.4	104.1	48.5	28.3	25.8	22.4		(3.3)

Total	373.2	197.9	118.9	60.8	33.0	30.4	26.5	(G)	(3.8	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.0
Other	3.5
Collection of claims	2.8
Improvements in financial status	0.7

Total	3.8	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.1

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	24.6	19.8	16.7	9.1	6.1	5.9		(0.1)
Claims under high risk	279.9	143.5	82.7	47.2	34.2	25.1		(9.0)

Total	304.5	163.3	99.5	56.4	40.3	31.1	(I)	(9.2	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.4
Charge-off	0.9
Other	5.6
Collection of claims	4.4
Improvements in financial status	1.1

Total	9.2	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.8

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	26.7	32.0	22.0	19.5	19.9		0.4
Claims under high risk	390.7	169.1	115.7	59.3	33.5		(25.8)

Total	417.5	201.2	137.8	78.9	53.5	(K)	(25.4	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	1.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	4.4
Charge-off	7.1
Other	12.4
Collection of claims	7.5
Improvements in financial status	4.8

Total	25.4	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.2

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	14.3	8.8	4.9	5.1		0.2
Claims under high risk	118.2	73.3	53.1	40.8		(12.2)

Total	132.5	82.2	58.1	46.0	(M)	(12.0	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.9
Charge-off	1.2
Other	9.3
Collection of claims	5.9
Improvements in financial status	3.3

Total	12.0	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.1

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	9.5	5.4	4.9		(0.4)
Claims under high risk	61.8	25.2	16.5		(8.6)

Total	71.3	30.6	21.5	(O)	(9.1	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.5
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	1.5
Other	6.4
Collection of claims	4.9
Improvements in financial status	1.4

Total	9.1	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.8

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.7	3.0		(1.6)
Claims under high risk	657.2	273.5		(383.6)

Total	661.9	276.6	(Q)	(385.2	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.6
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.9
Charge-off	4.4
Other	376.0
Collection of claims	169.4
Improvements in financial status	206.5

Total	385.2	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.0

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005
Claims to bankrupt and substantially bankrupt debtors	8.2
Claims under high risk	137.8

Total	146.1	(S)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.7

(11)	Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	251.2	276.1	322.3	341.5	136.6	123.9	90.9	71.4	70.8	(0.6)
Claims under high risk	1,053.5	1,580.2	1,590.9	1,442.0	985.3	772.0	506.1	382.5	902.0	584.3	(317.7)

Total	1,327.8	1,831.4	1,867.0	1,764.4	1,326.9	908.6	630.0	473.5	973.5	655.2	(318.3)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Classification of Loans by Type of Industry

(1)	Loans by type of industry [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	30,546,980	(130,661)	(1,183,020)	30,677,641	31,730,000
Manufacturing	3,760,898	(360,972)	(320,752)	4,121,870	4,081,650
Agriculture	8,027	(2,568)	(2,023)	10,595	10,050
Forestry	4,347	(540)	(437)	4,887	4,784
Fishery	2,497	44	(166)	2,453	2,663
Mining	32,475	1,878	3,057	30,597	29,418
Construction	742,463	(54,307)	(30,917)	796,770	773,380
Utilities	240,551	(7,985)	(2,377)	248,536	242,928
Media and Communication	548,949	(55,014)	(7,938)	603,963	556,887
Wholesale and Retail	3,670,180	(286,682)	(157,039)	3,956,862	3,827,219
Banks and other financial institutions	2,209,831	324,092	(151,258)	1,885,739	2,361,089
Real estate	3,705,567	250,463	180,611	3,455,104	3,524,956
Services	3,168,915	(729,287)	(687,738)	3,898,202	3,856,653
Municipal government	40,185	7,118	721	33,067	39,464
Other industries	12,412,095	783,098	(6,764)	11,628,996	12,418,859

Overseas offices and loans booked at offshore markets	4,548,809	409,810	276,851	4,138,998	4,271,958

Total	35,095,790	279,149	(906,168)	34,816,640	36,001,958

(2)	Domestic consumer loans [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	7,952,699	153,734	(21,403)	7,798,965	7,974,102
Housing loans	7,565,048	201,589	2,879	7,363,459	7,562,169
Others	387,651	(47,855)	(24,282)	435,506	411,933

(3)	Domestic loans to small/medium-sized companies and individual clients [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	17,544,288	215,296	(40,829)	17,328,991	17,585,118
Percentage to total domestic loans	57.43%	0.94%	2.01%	56.48%	55.42%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Deposits (ending balance)	53,192,258	1,372,842	840,869	51,819,415	52,351,389
Deposits (average balance)	51,668,154	2,382,005	239,041	49,286,149	51,429,113
Loans (ending balance)	35,095,790	279,149	(906,168)	34,816,640	36,001,958
Loans (average balance)	34,925,221	264,785	(90,274)	34,660,436	35,015,495

10.	Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Individuals	27,549,231	881,282	463,454	26,667,948	27,085,776
Corporations and others	18,499,542	766,696	822,557	17,732,845	17,676,984
Domestic deposits	46,048,773	1,647,979	1,286,012	44,400,794	44,762,761

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.	Number of Employees [Non-Consolidated]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Number of Employees	14,047	(421)	(304)	14,468	14,351

12.	Number of Offices [Non-Consolidated]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic	278	11	11	267	267
Head office and Branches	250	1	3	249	247
Sub-branches and Agencies	28	10	8	18	20
Overseas	73	—	—	73	73
Branches	42	(1)	—	43	42
Sub-branches	15	1	—	14	15
Representative offices	16	—	—	16	16

Total	351	11	11	340	340

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

13. Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Mar. 31, 2005
		vs. Mar. 31, 2004
Deferred tax assets	696.8	(104.4)
Allowance for loan losses	214.3	(17.8)
Write-down of investment securities	126.9	43.5
Net operating loss carryforwards	332.2	(152.8)
Reserve for employees’ retirement benefits	34.2	3.9
Unrealized losses on securities available for sale	—	—
Other	37.0	(0.6)
Valuation allowance	(47.9)	19.4
Deferred tax liabilities	320.9	47.3
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	306.2	46.7
Other	7.4	0.5
Net deferred tax assets	375.9	(151.7)
[Consolidated]
Net deferred tax assets	316.0	(144.8)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
FY 2004
Net business profits before credit costs	524.2
Credit related costs	125.5
Income before income taxes	351.1
Reconciliation to taxable income	47.4
Taxable income	398.5

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]

	(in billions of yen)
	FY1999	FY2000	FY2001	FY2002	FY2003
Net business profits before credit costs	400.8	388.9	463.3	511.5	466.8
Credit related costs	504.5	554.0	484.8	341.0	(135.3)
Income before income taxes	279.9	(225.3)	(317.4)	(287.3)	587.7
Reconciliation to taxable income	82.1	393.0	137.3	(821.7)	(404.1)
Taxable income	362.1	167.6	(180.0)	(1,109.0)	183.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the year ended March 31, 2005, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks' Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at March 31, 2005 (Assumptions)

(in billions of yen)
Five year total (2005 to 2009)
Net business profits (based on our business plan) (*1)	3,588.0
Net business profits (basis of realizability determination) (*2)	3,298.8
Income before income taxes (basis of realizability determination)	2,680.9
Taxable income before adjustments (basis of realizability determination) (*3)	2,879.8
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	1,732.2
Deferred tax assets at March 31, 2005 (*4)	696.8

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2005	FY 2006	FY2007	FY2008	FY2009
S/T interest rate (3 m/s TIBOR)	0.13%	0.29%	0.41%	0.46%	0.64%
L/T interest rate (10 year JGB)	1.81%	2.22%	2.29%	2.29%	2.58%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

14.	Employees’ Retirement Benefits

(1)	Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of March 31, 2005
Projected benefits obligation	(A)	594,523
Fair value of plan assets	(B)	519,396
Prepaid pension cost	(C)	52,283
Reserve for employees’ retirement benefits	(D)	17,731
Total amount unrecognized	(A-B+C-D)	109,679
Unrecognized prior service cost		(27,698)
Unrecognized net actuarial loss		137,377

Note: Discount rate is 2.2%.

(2)	Net periodic pension cost

[Non-Consolidated]

(in millions of yen)
For the year ended March 31, 2005
Net periodic cost of the employees’ retirement benefits	41,681
Service cost	13,185
Interest cost	12,817
Expected return on plan assets	(15,787)
Amortization of net obligation by the change of accounting policy	11,198
Amortization of prior service cost	(3,672)
Amortization of net actuarial loss	17,714
Other	6,224

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

15.	Earning Projections for the Fiscal Year Ending March 31, 2006

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	3,050.0	1,000.0	2,113.5	1,019.3
Ordinary profit	735.0	230.0	447.5	248.2
Net income	310.0	100.0	263.4	136.5

[Non-consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	2,250.0	750.0	1,539.2	728.4
Net business profits before provision for formula allowance for loan losses	695.0	225.0	524.2	233.4
Ordinary profit	560.0	180.0	338.9	171.0
Net income	280.0	95.0	227.4	108.1

[Non-Consolidated and subsidiaries ***]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	2,250.0	750.0	1,539.2	728.4
Net business profits before provision for formula allowance for loan losses	695.0	225.0	524.2	233.4
Ordinary profit	560.0	180.0	338.9	171.0
Net income	270.0	95.0	227.4	108.1

The Bank of Tokyo-Mitsubishi, Ltd. will merge with UFJ Bank Limited on October 1, 2005, subject to the approval by the shareholders and the relevant authorities, with The Bank of Tokyo-Mitsubishi, Ltd. as the surviving entity.

*	The Bank of Tokyo-Mitsubishi, Ltd.’s operating results and The Bank of Tokyo-Mitsubishi, Ltd.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006)
**	the aggregate amount of The Bank of Tokyo-Mitsubishi, Ltd.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006) and The Bank of Tokyo-Mitsubishi UFJ, Ltd.’s projected earnings (from October to March for the fisc
***	The subsidiaries are UFJ Strategic Partner Co., Ltd. and UFJ Equity Investment Co., Ltd..